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                             July 14, 2023

       Sheldon Bruha
       Chief Financial Officer
       Millicom International Cellular S.A.
       2, Rue du Fort Bourbon
       L-1249 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Millicom
International Cellular S.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-38763

       Dear Sheldon Bruha:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 18. Financial Statements
       Consolidated statement of income for the years ended December 31, 2022, 2021 and 2020, page
       F-5

   1.                                                   The amount reported as
cost of sales (   COS   ) appears to be incomplete as it appears to
                                                        exclude the
depreciation and amortization of assets that are required to generate revenue.
                                                        Also, the table on page
F-35 indicates that COS includes the direct cost of services sold.
                                                        Please tell us whether
COS includes any indirect cost of services necessary to generate revenue. In this
regard, we note that the operating expense line item includes site and network maintenance
costs and employee related costs some of which may relate to COS.
                                                        Please support your
presentation under IAS 1 and explain how you determined that your measure of cost of
sales is complete. We refer you to paragraphs 15 and BC 56 of IAS 1.
 Sheldon Bruha
Millicom International Cellular S.A.
July 14, 2023
Page 2
Notes to Consolidated Financial Statements
Note B.3. Segmental Information, page F-36

2.       You disclose that you have a    single segment    called the Group
Segment. Please tell us
         and revise to disclose the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services or geographic area). Refer to
         paragraph 22 of IFRS 8. Tell us how you identified your operating segments based on the criteria provided in paragraph 5 of IFRS 8 and provide us with a list of these operating segments. As part of your response, please tell us whether the countries listed on page 63 are operating segments. In this regard, we refer you to your earnings release furnished on
         April 27, 2023, where you quantify and discuss revenue and EBITDA by country such that it appears discrete financial information may be available. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in paragraph 12 of IFRS 8 and the quantitative thresholds in paragraph 13 of IFRS 8 in determining your reportable segment. Please be detailed in your response.
3. We note that you include your Honduras joint venture as if it was fully consolidated.
         Provide your analysis that supports the aggregation of the Honduras joint venture with your other operating segments. Refer to paragraph 12 of IFRS 8. Also, please tell us why you include the Honduras joint venture on a fully consolidated basis when you only own
         66.7% and refer to the authoritative guidance that supports this presentation.
4. We note you present operating profit (loss), EBITDA and EBITDA incl discontinued
         operations as the Group's measures of segment profit (loss). Please tell us how you considered paragraph 26 of IFRS 8, which indicates that if the chief operating decision
         maker uses more than one measure of an operating segment   s profit or
loss the reported
         measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding
         amounts in the entity   s financial statements (i.e. operating profit
(loss)). Also,
         notwithstanding comment number 2 above, to the extent that a measure is not identified as the segment measure of profit or loss under IFRS 8 and is presented outside the consolidated financial statements, for example the disclosures on pages 62 and 67, we may have additional concerns.
5. We note your presentation of an additional segment measure, operating free cash flow.
       Please explain your basis for including this measure and provide the specific guidance you
FirstName LastNameSheldon Bruha
       relied upon. To the extent this is not required by IFRS, please revise to remove this
Comapany    NameMillicom
       apparent             International
                 non-IFRS measure    from Cellular  S.A. statement footnotes.
Refer to Item
                                           your financial
July 14,10(e)(1)(ii)(C)
         2023 Page 2 of Regulation S-K.
FirstName LastName
 Sheldon Bruha
FirstName  LastNameSheldon
Millicom International CellularBruha
                                S.A.
Comapany
July       NameMillicom International Cellular S.A.
     14, 2023
July 14,
Page  3 2023 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Savadore Escalon